

# Jogi Narain · 3rd

**Atreyu Group LLC**

Chief Technology Officer at Atreyu Group Llc

London, England, United Kingdom · 500+ connections ·

**Contact info**

## Experience

### Chief Technology Officer

Atreyu Group LLC · Full-time

Jan 2015 – Present · 6 yrs 2 mos

Responsible for all technolgy at the brokerage

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### Partner & CTO

FGS Capital · Full-time

Aug 2010 – Sep 2014 · 4 yrs 2 mos

Responsible for all aspects of trading technology.

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### Director

Standard Chartered Bank

Apr 2010 – Aug 2010 · 5 mos

Worked on FX - STP for client facing trading platform.

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### Executive Director



Goldman Sachs
Oct 2004 – Jun 2009 · 4 yrs 9 mos

High Frequency Algorithmic Trading
Responsible for the design and implementation of complete front-to-back trading system.

### Consultant
London Stock Exchange
Mar 2004 – Sep 2004 · 7 mos

Designed and implemented a low latency message protocol within the Infolect trading platform.

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## Skills & endorsements

**Trading Systems** · 41

 Endorsed by **Mark Reece and 6 others who are highly skilled at this**

Endorsed by **2 of Jogi's colleagues at FGS Capital**

**Electronic Trading** · 33

 Endorsed by **Costa Victoros and 2 others who are highly skilled at this**

Endorsed by **2 of Jogi's colleagues at FGS Capital**

**Market Data** · 19

Endorsed by **2 of Jogi's colleagues at FGS Capital**

 Endorsed by **6 people who know Market Data**

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## Recommendations

**Received (0)**      **Given (3)**

**Naheed Afzal**
CEO | Founder |#Top 100
#Women Execs 2019
#HERRoleModels19 Yahoo
Finance #TLAP| Supporting

Naheed works with great integrity to ensure that she has her clients best interests at heart to deliver a fair consistent service.

Organisations with
Strategic, Leadership and
Mentoring Expertise

November 4, 2013, Jogi was a
client of Naheed's



### Sumit Ahuja

Head of Operations and
Finance at Prosperise
Capital LLP

October 13, 2013, Jogi was
senior to Sumit but didn't
manage directly

I found Sumit to be highly competent and very consientious
when dealing with all queries and issues arising from day to day
trading.

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